

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2021

Via E-Mail

William E. Hanigan, Esq.
Dentons Davis Brown
The Davis Brown Tower
215 10th Street, Suite 1300
Des Moines, IA 50309

Re: **Heron Lake BioEnergy, LLC**
       Amended Schedule 13E-3
       Filed July 23, 2021
       File No. 005-84239

       Revised Preliminary Proxy Statement on Schedule 14A
       Filed July 23, 2021
       File No. 000-51825

Dear Mr. Hanigan:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Revised Preliminary Proxy Statement

Summary, page 2

1.   We note that you captioned a section as "HLBE's Financial Advisor's Recommendation" while the fairness opinion provided by Business Advisory Services states that it is not a recommendation. Please revise or advise.

2.   Please revise this section to include a summary of the most material terms of the transaction. For example, include a summary of the fairness determination made by the filing persons. See Item 1001 of Regulation M-A.

3.   Please revise this section to consolidate it with the "Questions and Answers" section. Also, relocate the sections captioned "Proposals to be Voted On," "The Merger," and "The Merger Agreement" such that you comply with the requirements of Rule 13e-3(e)(1)(ii).

Background of the Merger, page 21

4.   Please quantify the shortages in the loan covenants relating to working capital and local net worth, described on page 22.

5.   We note your disclosure that discussions about the going private transaction commenced in January 2021. Please tell us why GFE did not file an amendment to its Schedule 13D at this time or until June 2020.

6.   On a related note, GFE filed an amendment to its Schedule 13D on June 28, 2021 for an event that took place on March 24, 2021. Please tell us how GFE complied with its obligation to file an amendment to its Schedule 13D promptly.

7.   We note that on January 28, 2021 BPI provided a valuation report to the Company's board of governors. Please provide the disclosure required by Item 1015 of Regulation M-A and file the report as an exhibit to your Schedule 13E-3, as required by Item 1016(c) of Regulation M-A.

8.   Please quantify the "per unit prices" referenced in the entry for January 28, 2021.

Fairness of the Transaction, page 32

9.   Please revise your disclosure to ensure that each filing person makes a fairness determination. See Item 1014 of Regulation M-A.

10.   Please revise this section to ensure that the fairness determination addresses fairness to unaffiliated security holders. Your current disclosure refers to the Minority Ownership Interest, which includes some members of your board of governors. Such persons are affiliates of the company.

11.   Refer to your discussion of substantive fairness. You appear to rely on the BAS opinion to support your fairness determination. We note that the BAS opinion addresses fairness to the company. As noted above, the fairness determination required by Schedule 13E-3 must address fairness to the unaffiliated security holders. Please revise or advise.

12.   Please revise your disclosure to summarize the contents of the opinion provided by Business Advisory Services. Alternatively, you may choose to include such opinion as an annex to the proxy statement delivered to security holders.

13.   It appears that two of the three analyses conducted by Business Advisory Services resulted in a value higher than the amount payable to minority security holders. To the extent you retain this opinion as supportive of the fairness determination required by Schedule 13E-3 as described above, please revise your disclosure to describe what actions, if any, the Minority Interest Directors took in addressing those analyses.

14.   Please revise this section to address fairness in relation to the net book value of your units. See instruction 2(iii) to Item 1014 of Regulation M-A.

15.   Please disclose the fees paid to BAS and BPI during the past two years and the fees paid or payable to each for the work described in your proxy statement.

Where You Can Find More Information, page 62

16.   Please note that forward incorporation by reference, as you attempt to do in this section, is not permitted in connection with a Schedule 13E-3. Please revise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions